                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 6)*

                    Under the Securities Exchange Act of 1934

                              Harold's Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                 Series 2001-A Preferred Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    413353103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Thomas C. Herman
                         Sutherland Asbill & Brennan LLP
                              999 Peachtree Street
                                Atlanta, GA 30309
                                 (404) 853-8089
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located following page 20.

                                  SCHEDULE 13D

CUSIP No. 413353103                                       Page  2  of  20  Pages
          ---------                                            ---    ----

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         RONALD DE WAAL

         ------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (A) [X]
                                                                                                  (B) [ ]

         ------------------------------------------------------------------------------------------------

3        SEC USE ONLY

         ------------------------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         AF

         ------------------------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

         ------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         THE NETHERLANDS

         ------------------------------------------------------------------------------------------------

    NUMBER OF              7        SOLE VOTING POWER
     SHARES
  BENEFICIALLY                      N/A
    OWNED BY
      EACH                          ---------------------------------------------------------------------
    REPORTING
     PERSON                8        SHARED VOTING POWER
      WITH
                                    COMMON STOCK: 3,664,011 SHARES
                                    SERIES 2001-A PREFERRED STOCK: 300,000 SHARES

                                    ---------------------------------------------------------------------

                           9        SOLE DISPOSITIVE POWER

                                    N/A

                                    ---------------------------------------------------------------------

                           10       SHARED DISPOSITIVE POWER

                                    COMMON STOCK: 3,664,011 SHARES
                                    SERIES 2001-A PREFERRED STOCK: 300,000 SHARES

                                    ---------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         COMMON STOCK: 3,664,011 SHARES
         SERIES 2001-A PREFERRED STOCK:  300,000 SHARES

         ------------------------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         ------------------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         COMMON STOCK: 57.8%
         SERIES 2001-A PREFERRED STOCK: 100.0%

         ------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         IN
         ------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 413353103                                       Page  3  of  20  Pages
          ---------                                            ---    ----

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         INTER-HIM N.V.

         ------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (A) [X]
                                                                                                  (B) [ ]

         ------------------------------------------------------------------------------------------------

3        SEC USE ONLY

         ------------------------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         WC

         ------------------------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         ------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NETHERLANDS ANTILLES

         ------------------------------------------------------------------------------------------------

  NUMBER OF                7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                        N/A
   OWNED BY
    EACH                   ------------------------------------------------------------------------------
  REPORTING
   PERSON                  8        SHARED VOTING POWER
    WITH
                                    COMMON STOCK: 3,664,011 SHARES
                                    SERIES 2001-A PREFERRED STOCK: 300,000 SHARES

                           ------------------------------------------------------------------------------

                           9        SOLE DISPOSITIVE POWER

                                    N/A

                           ------------------------------------------------------------------------------

                           10       SHARED DISPOSITIVE POWER

                                    COMMON STOCK: 3,664,011 SHARES
                                    SERIES 2001-A PREFERRED STOCK: 300,000 SHARES

                           ------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         COMMON STOCK: 3,664,011 SHARES
         SERIES 2001-A PREFERRED STOCK: 300,000 SHARES

         ------------------------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         ------------------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         COMMON STOCK: 57.8%
         SERIES 2001-A PREFERRED STOCK: 100.0%

         ------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         CO

         ------------------------------------------------------------------------------------------------

         This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") relates to the Schedule 13D originally filed on January 31, 1994 on behalf of Inter-Him N.V., a Netherlands Antilles corporation ("Inter-Him"), with regard to Inter-Him's beneficial ownership of shares of the common stock, par value $0.01 per share (the "Common Stock"), of Harold's Stores, Inc., as previously amended by Amendment No. 1 thereto filed on March 4, 1994, Amendment No. 2 thereto filed on April 11, 1995, Amendment No. 3 thereto filed on March 27, 2000, Amendment No. 4 thereto filed on October 27, 2000, and Amendment No. 5 thereto filed on January 30, 2001 (as so amended, the "Schedule 13D"). This Amendment No. 6 is being filed pursuant to Rules 13d-1(k)(1), 13d-1(k)(2) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report (1) Inter-Him's acquisition of 300,000 shares of Series 2001-A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), (2) the formation of a "group" (as such term is defined in Rule 13d-5) as a result of the acquisition described above and other related transactions and (3) certain other changes reflected herein. Mr. de Waal and Inter-Him are collectively referred to herein as the "Reporting Persons."

Item 1.  Security and Issuer.

         Item 1 is hereby amended as follows:

         The securities to which this Schedule 13D relates are shares of Common Stock and Preferred Stock of Harold's Stores, Inc., an Oklahoma corporation (the "Company"). The address of the Company's principal executive office is 765 Asp, Norman, Oklahoma 73069.

Item 2.  Identity and Background

         Item 2 is hereby supplemented to include the following information:

         On February 28, 2001, Inter-Him purchased 300,000 shares of Preferred Stock from the Company for an aggregate purchase price of $6,000,000. Each of the initially issued shares of Preferred Stock will be convertible into 15.6863 shares of Common Stock; provided, however, that the conversion feature of the Preferred Stock will become effective only if approved by shareholders of the Company at its 2001 annual meeting of shareholders (the "2001 Annual Meeting"). Until converted, the Preferred Stock will be entitled to receive quarterly dividends that cumulate annually at a rate of 10% per annum, which would be reduced to 8% per annum if the Company's operating income for any fiscal year ending after February 28, 2001 exceeds $4,735,000. Dividends will be payable 50% in cash and 50% in additional shares of Preferred Stock until February 28, 2003 and thereafter in additional shares of Preferred Stock or cash as the holder of the Preferred Stock may elect. Shares of Preferred Stock issued in respect of dividends will be convertible into Common Stock based upon an average market price of the Common Stock as of the respective dividend date. The Preferred Stock is also redeemable at the Company's option beginning on February 28, 2004 at a price equal to the stated value of the Preferred Stock plus all accrued but unpaid cumulated dividends on each such share. The holders of the Preferred Stock also have preemptive rights with respect to certain future issuances of Company securities.

         The Preferred Stock will vote together with all the other holders of the Company's voting stock with general voting power and each share of Preferred Stock shall be entitled to cast a number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted. Further, all holders of the Preferred Stock shall be entitled to vote as a single voting group for the election of a number of members of the Company's board of directors such that the number of directors so elected by the holders of the Preferred Stock represents a percentage of the total membership of such board of directors that equals, as nearly as practicable, the percentage of the Common Stock represented by the outstanding Preferred Stock on an as-converted basis. One such director elected by the holders of the Preferred Stock shall be Chairman of the Board and another shall be Vice Chairman of the Board, except that if such holders are entitled to elect only one director, that director shall serve as Chairman of the Board.

         For so long as the outstanding shares of Preferred Stock continue to represent at least 10% of the outstanding Common Stock on an as-converted basis, the Company has agreed not to take certain actions without the prior approval of the holders of a majority of the outstanding Preferred Stock, including, among other things:

         -        amending the Company's Certificate of Incorporation or Bylaws;
         - redeeming any shares of the Company's capital stock (except for the Preferred Stock);
         - authorizing the issuance of any class or series of capital stock, other than (i) the issuance of Preferred Stock in payment of dividends upon the Preferred Stock and (ii) for options and other stock-based awards (and shares of capital stock issued upon the exercise thereof) issued pursuant to the Company's 1993 Performance and Equity Incentive Plan and the 1993 Employee Stock Purchase Plan, each as amended;
         - paying or declaring any dividend or other distribution on securities junior in priority to the Preferred Stock;
         - authorizing mergers or other similar transactions involving the Company or any subsidiary;
         -        changing the size of the Company's Board of Directors;
         - incurring more than $1,000,000 of indebtedness in excess of existing indebtedness as of February 28, 2001 and the then current availability under credit facilities that existed as of February 28, 2001, excluding the extension of trade credit in the ordinary course of business consistent with past practices;
         - making or becoming obligated to make capital expenditures in excess of $2,500,000 in the aggregate in any fiscal year; and
         - entering into any affiliated transaction, except for transactions in the ordinary course of business and on terms no less favorable to the Company than those that would be reasonably likely to be obtained from arms-length negotiations;

         In connection with the purchase and sale of the Preferred Stock and as a condition to Inter-Him's obligation to purchase the Preferred Stock, certain persons who are officers, directors and/or beneficial owners of Common Stock (in their individual capacities and/or, in certain cases, as custodians for minor children or as trustees of certain trusts) (collectively, the "Family Shareholders") entered into that certain Voting Agreement, dated February 28, 2001, with Inter-Him and the Company. The Family Shareholders currently beneficially own in the aggregate approximately 48% of the Common Stock. Pursuant to the Voting Agreement, Inter-Him and the Family Shareholders agreed to vote or act with respect to all shares of capital stock of the Company presently or thereafter owned by them, so as to elect as directors of the Company (a) the number of individuals required to be elected by the holders of the Preferred Stock pursuant to the terms thereof, as described above, for so long as such holders are entitled to designate at least one director, and (b) one individual selected by a majority-in-interest of the Family Shareholders, for so long as the Family Shareholders or their lineal descendants own at least 10% of the Common Stock (assuming conversion in full of all shares of Preferred Stock).

         In addition, pursuant to the Voting Agreement, all of the Family Shareholders have agreed to give the holders of the Preferred Stock an irrevocable proxy to vote all shares of capital stock held by them that may be cast at the 2001 Annual Meeting in favor of approving the conversion rights of the Preferred Stock. This proxy shall terminate at the conclusion of the 2001 Annual Meeting.

         Further, pursuant to the Voting Agreement, each of Rebecca P. Casey and Michael T. Casey, who are husband and wife and beneficially own in the aggregate approximately 20% of the Common Stock, have given the holders of the Preferred Stock an irrevocable proxy to vote all shares of capital stock held by them, except that such proxy shall not extend to or affect the rights of Ms. Casey and Mr. Casey to participate in the designation or vote in favor of the election of the director to be designated by the Family Shareholders, as described above. This proxy shall terminate upon the later of (a) February 28, 2004 or (b) one year after the termination of Ms. Casey's employment with the Company.

         As a condition to Inter-Him's obligation to purchase the Preferred Stock, the following changes in management of the Company were made at or prior to the closing:

         - The Board of Directors was reduced from 10 to seven directors, and Mr. Casey, Robert B. Cullum, Jr., Harold G. Powell, H. Rainey Powell and William F. Weitzel resigned from the Board of Directors.
         - Clark Hinkley was appointed Chief Executive Officer and a director of the Company, replacing Ms. Casey, who became Executive Vice President - Trend and Design.
         - H. Rainey Powell, formerly the President, Chief Operating Officer and Secretary of the Company, resigned from such positions with the Company.

         Further, there is currently one vacancy on the Board of Directors that may be filled by a designee of Inter-Him pursuant to the terms of the Preferred Stock.

         The Company, the Family Shareholders and Inter-Him have also entered into a Right of First Refusal Agreement, dated as of February 28, 2001, whereby they have agreed to grant to the holders of the Preferred Stock rights of first refusal with respect to certain sales or other dispositions of the Company's capital stock by such Family Shareholders. Further, the Company has entered into an Investor Rights Agreement, dated as of February 28, 2001, whereby the Company has granted to the holders of the Preferred Stock certain demand and piggyback registration rights with respect to the shares of Common Stock underlying the Preferred Stock.

         Because Inter-Him and the Family Shareholders have entered into the Voting Agreement, the Reporting Persons and the Family Shareholders collectively (the "Group") may be deemed to be a "group," as such term is defined under section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent known by the Reporting Persons, information with respect to each member of the Group, other than the Reporting Persons, is provided below.

Name of Group             Residence or                Present Principal Occupation       Citizenship or Place of
Member                    Business Address            or Employment                      Organization
------------------------- --------------------------- ---------------------------------- ----------------------------
Harold G. Powell          2516 Walnut Road            Chairman Emeritus                  United States
                          Norman, OK 73072            Harold's Stores, Inc.
                                                      765 Asp
                                                      Norman, OK 73069

Anna M. Powell            2516 Walnut Road            Retired                            United States
                          Norman, OK 73072

Rebecca Powell Casey      3835 Shenandoah             Executive Vice President - Trend   United States
                          Dallas, TX 75205            and Design
                                                      Harold's Stores, Inc.
                                                      765 Asp
                                                      Norman, OK 73069

Michael T. Casey          3835 Shenandoah             Chairman of the Board              United States
                          Dallas, TX 75205            Grand Prairie State Bank
                                                      2341 S.E. 8th
                                                      Grand Prairie, TX 75051
                                                      Privately-owned Bank

Lisa Powell Hunt          3940 Marquette              Community Volunteer                United States
                          Dallas, TX 75225

Clay M. Hunt              3940 Marquette              Vice-President                     United States
                          Dallas, TX 75225            Atropos Exploration Co.
                                                      8325 Douglas Avenue
                                                      Dallas, TX

H. Rainey Powell          1926 Pin Oak Circle         Chief Executive Officer and        United States
                          Norman, OK 73072            Manager
                                                      329 Holdings, L.L.C.
                                                      1926 Pin Oak Circle
                                                      Norman, OK 73072
                                                      Privately owned real estate
                                                      investment company

Mary U. Powell            1926 Pin Oak Circle         Teacher                            United States
                          Norman, OK 73072            Norman Public School System
                                                      131 South Flood
                                                      Norman, OK 73069

Arvest Trust Company,     200 East Main               Financial institution with trust   United States
N.A., as Trustee          Norman, OK 73069            powers

Name of Group             Residence or                Present Principal Occupation       Citizenship or Place of
Member                    Business Address            or Employment                      Organization
------------------------- --------------------------- ---------------------------------- ----------------------------
Elizabeth M. Powell       c/o Arvest Trust Company,   N/A                                Oklahoma
Trust A                   N.A., as Trustee
                          200 East Main
                          Norman, OK 73069

Elizabeth M. Powell       c/o Arvest Trust Company,   N/A                                Oklahoma
Trust B                   N.A., as Trustee
                          200 East Main
                          Norman, OK 73069

H. Rainey Powell and      c/o Michael T. Casey,       N/A                                Oklahoma
Mary U. Powell 1997       Trustee
Irrevocable Trust         3835 Shenandoah
                          Dallas, TX 75205

Harold G. Powell Family   c/o Harold G. Powell,       N/A                                Oklahoma
Revocable Trust, UA       Trustee
dated 9/7/93              2516 Walnut Road
                          Norman, OK 73072

Harold G. Powell          c/o Harold G. Powell        N/A                                Oklahoma
Revocable Trust dated     and Anna M. Powell, Trustees
9/8/93                    2516 Walnut Road
                          Norman, OK 73072

         To the knowledge of the Reporting Persons, none of the members of the Group listed above, and in the case of Inter-Him, the managing directors of Inter-Him, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors). Further, to the knowledge of the Reporting Persons, none of the members of the Group listed above, and in the case of Inter-Him, the managing directors of Inter-Him, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Other than as set forth above, the Reporting Persons have been unable to obtain the information required by Item 2 (and the Reporting Persons do not have reason to know such information) regarding Arvest and each of the controlling entities of Arvest, if any, and the executive officers and directors of Arvest and each of such controlling entities, although the Reporting Persons have attempted to obtain this information. Thus, the Reporting Persons were not able to include such information in this Amendment No. 6.

         The remainder of the information set forth in the Schedule 13D with respect to this Item 2 has not changed as of the date of this Amendment No. 6.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby supplemented as follows to update the information provided therein, as follows:

         The source of funds for the purchase of the shares of Preferred Stock was working capital of Inter-Him.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended and supplemented to update the information provided therein, as follows:

         On February 23, 2001, the Company and Inter-Him entered into that certain Series 2001-A Preferred Stock Purchase Agreement providing for the purchase by Inter-Him from the Company of 300,000 shares of Preferred Stock for an aggregate purchase price of $6,000,000. On February 28, 2001, the parties consummated such purchase. The material terms of the Preferred Stock and the transactions relating to the formation of the Group have been provided in response to Item 2.

         The purpose of the transaction was to provide additional funds to the Company for operations. Inter-Him may sell shares of Preferred Stock to persons (some of whom may be affiliated with Inter-Him) that are "accredited investors" within the meaning of Rule 501(a) under the Securities Act of 1933, as amended.

         Other than as may have resulted from the consummation of the purchase of the Preferred Stock, or as otherwise set forth herein, none of the Reporting Persons have any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Company or disposing of securities of the Company, other than (i) through the potential conversion of shares of Preferred Stock (assuming that such conversion rights are approved at the 2001 Annual Meeting), (ii) the receipt of additional shares of Preferred Stock as dividends thereupon, (iii) Inter-Him's potential sale of shares of Preferred Stock to other accredited investors as discussed above, (iv) the potential exercise by Inter-Him of preemptive rights granted pursuant to the terms of the Preferred Stock in connection with certain issuances by the Company of its securities, (v) the potential operation of Inter-Him's rights of first refusal pursuant to the Right of First Refusal Agreement in the event of certain proposed transfers of the Company's capital stock by any of the Family Shareholders, and (vi) such other transactions that may be contemplated by the terms of the Preferred Stock, the Voting Agreement, the Right of First Refusal Agreement or the Investor Rights Agreement; (b) an extraordinary corporate transaction involving the Company; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, other than Inter-Him's right to appoint a seventh member of the Board of Directors or to exercise such other voting rights pursuant to the terms of the Preferred Stock and the Voting Agreement; (e) any material change in the present capitalization or dividend policy of the Company, other than (i) as described in clauses (a)(i) through
(a)(vi) above, and (ii) otherwise pursuant to the terms of the Preferred Stock;
(f) any other material change in the Company's business or corporate structure;
(g) any changes in the Company's Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Company; (h) the delisting of the Common Stock from the American Stock Exchange; (i) the eligibility of Common Stock for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in items (a) through (i) above.

         Other than as set forth above, the Reporting Persons have no knowledge of whether any other members of the Group (or any other person to which the disclosure required by Item 4 would be required) have any plans or proposals that relate to or would result in any of the events described in items (a) through (j) above.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended as follows to update the information provided therein:

         (a) and (b) The percentages set forth below and on pages 2-3 hereof are based on 6,075,867 shares of Common Stock outstanding, based upon the Company's Form 10-Q for the quarter ended October 28, 2000, as filed with the Securities and Exchange Commission on December 13, 2000, and, pursuant to Rule 13d-3(d)(1)(i), 258,090 additional shares of Common Stock issuable to certain of the Family Shareholders upon exercise of currently exercisable stock options. Statements with respect to each member of the Group other than the Reporting Persons (including statements with respect to the Reporting Persons that may be derived from or based upon such information) have been provided to the Reporting Persons by such Group members or are based upon statements made in filings with the Securities and Exchange Commission made by such Group members or the Company, and therefore the accuracy, truthfulness or completeness of such statements have not been independently verified by the Reporting Persons. Each member of the Group may be deemed to share beneficial ownership of 3,664,011 shares of Common Stock, or approximately 57.8% of the outstanding Common Stock, as well as 300,000 shares of Preferred Stock, or 100% of the outstanding Preferred Stock. Information required by Item 5(a) and (b) with respect to the share ownership of each member of the Group is provided below.

         The Reporting Persons. Each of the Reporting Persons beneficially owns
(a) 685,319 shares of Common Stock directly; (b) 300,000 shares of Preferred Stock directly; and (c) 2,978,692 shares of Common Stock indirectly through the other members of the Group. Mr. de Waal may be deemed to beneficially own all such shares through his control over Inter-Him.

         The Reporting Persons have shared voting and investment power over all such shares, as follows: (a) with respect to all such stock, voting power is shared with the Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; (b) with respect to 860,885 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared with her with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; (c) with respect to 376,031 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with him with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) with respect to 2,720,602 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with each of the Family Shareholders with respect to certain potential dispositions of Common Stock by the Family Shareholders pursuant to the terms of the Right of First Refusal Agreement.

         Harold G. Powell. Mr. Powell beneficially owns (a) 144,975 shares of Common Stock indirectly through a revocable trust of which Mr. Powell is the sole trustee (the "Powell Revocable Trust I"); (b) 11,000 shares of Common Stock indirectly through a revocable trust of which Mr. Powell and Anna M. Powell, his wife, are trustees (the "Powell Revocable Trust II"); (c) 73,484 shares of Common Stock indirectly through the Elizabeth M. Powell Trust A (the "EMP Trust A"), over which Mr. Powell possesses a general power of appointment exercisable at his death; (d) 73,226 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (e) 3,361,326 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

         Mr. Powell has shared voting power and investment power with respect to all such shares, as follows: (a) with respect to all such shares, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; (b) with respect to 144,975 shares of Common Stock owned by the Powell Revocable Trust I, voting power and investment power are exercised by Mr. Powell as sole trustee of such trust; (c) with respect to 11,000 shares of Common Stock owned by the Powell Revocable Trust II, voting power and investment power are shared with Mrs. Powell as co-trustees of such trust; (d) with respect to 73,484 shares of Common Stock owned by the EMP Trust A, voting power and investment power are shared with Arvest, as trustee of such trust, pursuant to Mr. Powell's general power of appointment exercisable at his death; and (e) (1) with respect to 229,459 shares of Common Stock beneficially owned by Mr. Powell, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Mr. Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in that certain Shareholders Agreement, by and among the Family Shareholders, as amended to date (the "Shareholders Agreement").

         Anna M. Powell. Mrs. Powell beneficially owns (a) 11,000 shares of Common Stock indirectly through the Powell Revocable Trust II, of which Mrs. Powell and Mr. Powell are co-trustees and (b) 3,653,011 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

         Mrs. Powell has shared voting power and investment power with respect to all such shares of Common Stock, as follows: (a) with respect to all such stock, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and
(2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; (b) with respect to 11,000 shares of Common Stock owned by the Powell Revocable Trust II, voting power and investment power are shared with Mr. Powell as co-trustees of the Powell Revocable Trust II; and (c)
(1) with respect to 11,000 shares of Common Stock owned by the Powell Revocable Trust II, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Mrs. Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Shareholders Agreement.

         Rebecca Powell Casey. Ms. Casey beneficially owns (a) 670,942 shares of Common Stock directly; (b) 105,123 shares of Common Stock indirectly through custodial accounts for the benefit of each of her three minor children; (c) 84,820 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (d) 2,803,126 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group. Ms. Casey does not include in her beneficial ownership 376,031 shares of Common Stock that are beneficially owned by her husband, Michael T. Casey, and, based upon filings with the Commission, the Reporting Persons believe that Ms. Casey has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

         Ms. Casey has shared voting power and investment power with respect to all such shares, as follows: (a) with respect to all such shares, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; (b) with respect to 860,885 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared by her with the Reporting Persons with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; and (c) (1) with respect to 776,065 shares of Common Stock beneficially owned by Ms. Casey, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Ms. Casey pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Shareholders Agreement.

         Michael T. Casey. Mr. Casey beneficially owns (a) 320,593 shares of Common Stock directly; (b) 13,438 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; (c) 42,000 shares of Common Stock indirectly through the H. Rainey and Mary U. Powell Family 1997 Irrevocable Trust Agreement (the "H. Rainey Powell Trust"), of which Mr. Casey is sole trustee; and (d) 3,287,980 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group. Mr. Casey does not include in his beneficial ownership 860,885 shares of Common Stock that are beneficially owned by Ms. Casey, and, based upon filings with the Commission, the Reporting Persons believe that Mr. Casey has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

         Mr. Casey has shared voting power and investment power with respect to all such shares, as follows: (a) with respect to all such shares, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; (b) with respect to 42,000 shares owned by the H. Rainey Powell Trust, voting power and investment power are exercised by Mr. Casey as sole trustee of such trust; (c) with respect to 376,031 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with the Reporting Persons with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) (1) with respect to 362,593 shares of Common Stock beneficially owned by Mr. Casey, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Mr. Casey pursuant to the terms of the Right of First Refusal Agreement and
(2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Shareholders Agreement.

         H. Rainey Powell. Mr. Rainey Powell beneficially owns (a) 389,137 shares of Common Stock directly; (b) 72,182 shares of Common Stock indirectly through custodial accounts for the benefit of each of his two minor children;
(c) 67,668 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (d) 3,127,524 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group. Mr. Rainey Powell does not include in his beneficial ownership 66,875 shares of Common Stock that are beneficially owned by his wife, Mary U. Powell, and, based upon filings with the Commission, the Reporting Persons believe that Mr. Rainey Powell has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

         Mr. Rainey Powell has shared voting power and investment power with respect to all such shares, as follows: (a) with respect to all such shares, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and
(2) the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; and (b) (1) with respect to 461,319 shares of Common Stock beneficially owned by Mr. Rainey Powell, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Mr. Rainey Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Shareholders Agreement.

         Mary U. Powell. Ms. Powell beneficially owns (a) 66,875 shares of Common Stock directly; and (b) 3,597,136 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group. Ms. Powell does not include in her beneficial ownership 536,487 shares of Common Stock that are beneficially owned by her husband, H. Rainey Powell, and, based upon disclaimers made by Mr. Rainey Powell, the Reporting Persons believe that Ms. Powell would disclaim beneficial ownership of such shares (had she previously been required to report her beneficial ownership of Company securities) except as may otherwise be included as part of the beneficial ownership of stock by the Group.

         Ms. Powell has shared voting power and investment power with respect to all such shares, as follows: (a) with respect to all such shares, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; and (b) (1) with respect to 66,875 shares of Common Stock beneficially owned by Ms. Powell, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Ms. Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Shareholders Agreement.

         Lisa Powell Hunt. Ms. Hunt beneficially owns (a) 301,097 shares of Common Stock directly; (b) 85,656 shares of Common Stock indirectly through custodial accounts for the benefit of each of her three minor children; (c) 11,438 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (d) 3,265,820 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group. Ms. Hunt does not include in her beneficial ownership 35,041 shares of Common Stock that are beneficially owned by her husband, Clay M. Hunt, and, based upon filings with the Commission, the Reporting Persons believe that Ms. Hunt has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

         Ms. Hunt has shared voting power and investment power with respect to all such shares, as follows: (a) with respect to all such shares, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) to the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; and (b) (1) with respect to 386,753 shares of Common Stock beneficially owned by Ms. Hunt, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Ms. Hunt pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain rights of first refusal provisions contained in the Shareholders Agreement.

         Clay M. Hunt. Mr. Hunt beneficially owns (a) 35,041 shares of Common Stock directly; and (b) 3,628,970 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group. Mr. Hunt does not include in his beneficial ownership 398,191 shares of Common Stock that are beneficially owned by his wife, Lisa Powell Hunt, and, based upon disclaimers made by Ms. Hunt, the Reporting Persons believe that Mr. Hunt would disclaim beneficial ownership of such shares (had he previously been required to report his beneficial ownership of Company Securities) except as may otherwise be included as part of the beneficial ownership of stock by the Group.

         Mr. Hunt has shared voting power and investment power with respect to all such shares, as follows: (a) with respect to all such shares, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; and (b) (1) with respect to 35,041 shares of Common Stock beneficially owned by Mr. Hunt, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Ms. Hunt pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Shareholders Agreement.

         Elizabeth M. Powell Trust A. The EMP Trust A beneficially owns (a) 73,484 shares of Common Stock directly and (b) 3,590,527 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

         The EMP Trust A has shared voting power and investment power with respect to all such shares, as follows: (a) with respect to all such shares, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and
(2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; (b) with respect to 73,484 shares of Common Stock owned directly by the EMP Trust A, (1) voting power and investment power may be deemed to be shared with Mr. Powell pursuant to his general power of appointment exercisable at his death, (2) voting power and investment power are exercised through Arvest as sole trustee of such trust and (3) investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the EMP Trust A pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Shareholders Agreement.

         Elizabeth M. Powell Trust B. The Elizabeth M. Powell Trust B (the "EMP Trust B") beneficially owns (a) 402,497 shares of Common Stock directly and (b) 3,261,514 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

         The EMP Trust B has shared voting power and investment power with respect to all such shares, as follows: (a) with respect to all such shares, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and
(2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; (b) with respect to 402,497 shares of Common Stock owned directly by the EMP Trust B, (1) voting power and investment power are exercised through Arvest as sole trustee of such trust and (2) investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the EMP Trust B pursuant to the terms of the Right of

First Refusal Agreement; and (c) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Shareholders Agreement.

         H. Rainey Powell and Mary U. Powell 1997 Irrevocable Trust. The H. Rainey Powell Trust beneficially owns (a) 42,000 shares of Common Stock directly and (b) 3,622,011 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

         The H. Rainey Powell Trust has shared voting power and investment power with respect to all such shares, as follows: (a) with respect to all such shares, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and
(2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; (b) with respect to 42,000 shares of Common Stock owned directly by the H. Rainey Powell Trust, (1) voting power and investment power are exercised through Mr. Casey as sole trustee of such trust and (2) investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the H. Rainey Powell Trust pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Shareholders Agreement.

         Harold G. Powell Family Revocable Trust, UA dated September 7, 1993. The Powell Revocable Trust I beneficially owns (a) 144,975 shares of Common Stock directly and (b) 3,519,036 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

         The Powell Revocable Trust I has shared voting power and investment power with respect to all such shares, as follows: (a) with respect to all such shares, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and
(2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; (b) with respect to 144,975 shares of Common Stock owned directly by the Powell Revocable Trust I, (1) voting power and investment power are exercised through Mr. Powell as sole trustee of such trust and (2) investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the Powell Revocable Trust I pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Shareholders Agreement.

         Harold G. Powell Revocable Trust dated September 8, 1993. The Powell Revocable Trust II beneficially owns (a) 11,000 shares of Common Stock directly and (b) 3,653,011 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

         The Powell Revocable Trust II has shared voting power and investment power with respect to all such shares, as follows: (a) with respect to all such shares, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and
(2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; (b) with respect to 11,000 shares of Common Stock owned directly by the Powell Revocable Trust II, (1) voting power and investment power are exercised through Mr. Powell and Mrs. Powell as trustees of such trust and (2) investment power is also shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the Powell Revocable Trust II pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Shareholders Agreement.

         Arvest. Arvest beneficially owns (a) 475,981 shares of Common Stock indirectly through the EMP Trust A and the EMP Trust B, as trustee of each such trust and (b) 3,188,030 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

         Arvest has shared voting power and investment power with respect to all such shares of Common Stock, as follows: (a) with respect to 73,484 shares of Common Stock owned by the EMP Trust A, voting power and investment power are shared with Mr. Powell pursuant to his general power of appointment exercisable at his death; (b) with respect to 402,497 shares of Common Stock owned by a trust for the benefit of Elizabeth M. Powell (the "EMP Trust B"), voting power and investment power are exercised by Arvest as sole trustee of such trust; (c) with respect to all such stock, voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by all such Family Shareholders to Inter-Him; and (d) (1) with respect to 475,981 shares of Common Stock beneficially owned by Arvest, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Arvest pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Shareholders Agreement.

         (c) Other than as reported in this Amendment No. 6, there have been no transactions by the Reporting Persons, or, with respect to Inter-Him, by any managing director of Inter-Him, in Common Stock or Preferred Stock since the date of Amendment No. 5 to this Schedule 13D.

         To the knowledge of the Reporting Persons, no other member of the Group or, with respect to Arvest, each entity or corporation controlling or ultimately in control of Arvest, and each such entity's executive officers and directors, has effected any transactions in Common Stock or Preferred Stock during the past 60 days, except: (i) on February 8, 2001, pursuant to the terms of the EMP Trust A, 8,000 shares of Common Stock held by the EMP Trust A were distributed to Mr. Powell, as beneficiary of such trust, and (ii) such 8,000 shares of Common Stock were simultaneously conveyed by Mr. Powell to the Powell Revocable Trust I.

         (d) With respect to the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company stock owned by the Reporting Persons.

         To the knowledge of the Reporting Person, with respect to other members of the Group, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company stock owned by such other members of the Group, except: (i) Harold G. Powell has the right to revoke the Powell Revocable Trust I and the Powell Revocable Trust II and would upon such revocation have the right to receive any dividends from or proceeds from the sale of shares of Common Stock held by such trusts; (ii) Harold G. Powell is a beneficiary of EMP Trust A and under the terms of EMP Trust A has the right to receive the income of EMP Trust A, including any cash dividends with respect to the Common Stock held by EMP Trust A, and to receive annual distributions of the principal of such trust, including shares of Common Stock held by such trust, up to an amount not to exceed in any year 5% of the principal of such trust; and (iii) Arvest, as trustee of EMP Trust B, has the authority under the terms of EMP Trust B to distribute income of EMP Trust B, including any cash dividends with respect to the Common Stock held by EMP Trust B, to Harold G. Powell, Rebecca Powell Casey, H. Rainey Powell and Lisa Powell Hunt, in Arvest's sole discretion.

         (e)      Not applicable.

         Except as set forth above, the Reporting Persons have been unable to obtain the information required by Items 5(a) through 5(e) (and the Reporting Persons do not have reason to know such information) regarding Arvest and the controlling entities of Arvest, if any, and the executive officers and directors of Arvest and each of such controlling entities, although the Reporting Persons have attempted to obtain this information. Thus, the Reporting Persons were not able to include such information in this Amendment No. 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Other than as may be described in response to Item 2, there are no other contracts, arrangements, understandings or relationships required to be described in this Item 6.

         The Reporting Persons have been unable to obtain the information required by Item 6 (and the Reporting Persons do not have reason to know such information) regarding Arvest and the controlling entities of Arvest, if any, and the executive officers and directors of Arvest and each of such controlling entities, although the Reporting Persons have attempted to obtain this information. Thus, the Reporting Persons were not able to include such information in this Amendment No. 6.

Item 7.  Material to be filed as Exhibits

EXHIBIT A         Agreement with respect to joint filing of Amendment No. 6 to
                  Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated March
                  19, 2001, by and between Ronald de Waal and Inter-Him N.V.

EXHIBIT B         Voting Agreement, dated February 28, 2001, by and among the
                  Company, Inter-Him and each of the Family Shareholders.

EXHIBIT C         Right of First Refusal Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Family
                  Shareholders.

EXHIBIT D         Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him.

EXHIBIT E         Series 2001-A Preferred Stock Purchase Agreement, dated
                  February 23, 2001, by and between the Company and Inter-Him.

EXHIBIT F         Certificate of Designations with respect to the Preferred
                  Stock.

EXHIBIT G         First Amended and Restated Stockholders' Agreement, dated June
                  15, 1998 (1).

EXHIBIT H         First Amendment, dated February 28, 2001, to First Amended and
                  Restated Stockholders' Agreement.

EXHIBIT I Form of Irrevocable Proxy granted by each of the Family Shareholders to Inter-Him.

---------------
(1) Incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 1, 1998, as filed with the Securities and Exchange Commission on September 15, 1998.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 19, 2001                      Inter-Him N.V.


                                             By: /s/ Victor Hoogstraal
                                                --------------------------------
                                                      Victor Hoogstraal
                                                      Managing Director

                                             /s/ Ronald de Waal
                                             -----------------------------------
                                             Ronald de Waal

                                INDEX TO EXHIBITS

Exhibit                             Description of Exhibit
-------                             ----------------------

EXHIBIT A         Agreement with respect to joint filing of Amendment No. 6 to
                  Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated March
                  19, 2001, by and between Ronald de Waal and Inter-Him N.V.

EXHIBIT B         Voting Agreement, dated February 28, 2001, by and among the
                  Company, Inter-Him and each of the Family Shareholders.

EXHIBIT C         Right of First Refusal Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Family
                  Shareholders.

EXHIBIT D         Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him.

EXHIBIT E         Series 2001-A Preferred Stock Purchase Agreement, dated
                  February 23, 2001, by and between the Company and Inter-Him.

EXHIBIT F         Certificate of Designations with respect to the Preferred
                  Stock.

EXHIBIT G         First Amended and Restated Stockholders' Agreement, dated June
                  15, 1998 (1).

EXHIBIT H         First Amendment, dated February 28, 2001, to First Amended and
                  Restated Stockholders' Agreement.

EXHIBIT I Form of Irrevocable Proxy granted by each of the Family Shareholders to Inter-Him.

---------------
(1) Incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 1, 1998, as filed with the Securities and Exchange Commission on September 15, 1998.